Exhibit 99.7

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Increases its Credit Facility with Wells Fargo Capital

Finance to $50 million from $30 million

SHANGHAI, ATLANTA – Nov. 01, 2010 – CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced it has secured an additional $20 million in new financing, increasing the credit limit available under its existing credit facility with Wells Fargo Capital Finance, part of Wells Fargo & Company (NYSE:WFC), to $50 million.

CDC Software plans to use the five year senior secured revolving credit facility for, among other things, strategic growth initiatives such as mergers and acquisitions, and general corporate purposes. As of June 30, 2010, CDC Software had drawn approximately $15 million from the credit facility.

“We are delighted to increase our credit facility with Wells Fargo Capital Finance and appreciate their support of our expansion plans that include growth in emerging markets such as China, India, Russia and Latin America, increased cross-sell marketing and our continued investment in research and development,” said Stephen Dexter, CFO, CDC Software. “With our strong financial results, which includes cash flow from operations, and with this increased credit facility, we believe that CDC Software is well positioned to execute further on its strategic growth plans that include organic growth, geographic expansion, increased cross-sell opportunities, as well as acquisitions in the software as a service, or SaaS, space.”

“We’ve been very pleased with our relationship with CDC Software since completing the original credit facility earlier this year,” said Kurt Marsden, executive vice president and head of the Technology Finance division of Wells Fargo Capital Finance. “With the upsizing of the credit facility to a total of $50 million, we are delighted to continue our relationship as CDC Software pursues its growth plans by leveraging its recurring revenue base and executing on its hybrid strategy.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

About Wells Fargo Capital Finance

Wells Fargo Capital Finance is the trade name for certain asset-based lending, accounts receivable and purchase order finance services of Wells Fargo & Company and its subsidiaries, and provides traditional asset-based lending, specialized senior secured financing, accounts receivable financing and purchase order financing to companies across the United States and Canada. Dedicated teams within Wells Fargo Capital Finance provide financing solutions for companies in specific industries such as software publishing, technology, retail, commercial finance, staffing, government contracting, timeshare development and others. For more information, visit wellsfargocapitalfinance.com.

www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations regarding our planned uses of funds under the Wells Fargo credit facility, our beliefs regarding our position for executing on future plans and strategies, including those for strategic, organic, cross-sell and acquisition–related growth, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make strategic acquisitions and other investments, (c) changing circumstances that may affect for CDC Software Corporation and its affiliates; and (d) risks relating to economic conditions and other matters beyond our control. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Commission on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.